Filed by Ligand Pharmaceuticals Incorporated

Pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: Ligand Pharmaceuticals Incorporated

Commission File No: 001-33093

Contacts:

Ligand Pharmaceuticals Incorporated	Lippert/Heilshorn & Associates
John L. Higgins, President and CEO or	Don Markley
Erika Luib, Investor Relations	dmarkley@lhai.com
(858) 550-7896	(310) 691-7100

Ligand’s JAK3 Research Collaboration Extended by Pfizer

SAN DIEGO (November 5, 2009) – Ligand Pharmaceuticals Incorporated (NASDAQ: LGND) announced today that its research collaboration with Pfizer for JAK3 has been extended by one year. The Research and License Agreement entered into in December 2006 with Wyeth provided for an initial three year research term. Under this extension, Ligand will receive $3.1 million in research payments to continue conducting drug discovery and lead candidate optimization. Under the original agreement, Ligand is entitled to receive up to $175 million in milestone payments for the successful development and commercialization of multiple products. In addition, Ligand will receive royalties on product sales.

“We are very pleased to learn that Pfizer has elected to extend the JAK3 research collaboration with Ligand,” said John L. Higgins, President and Chief Executive Officer of Ligand. “We view JAK3 inhibitors as a very promising market opportunity, and given Pfizer’s clinical success with its own internal program we are convinced that they are highly committed to this category. Ligand has an exceptional record of drug discovery while serving major pharmaceutical companies in a number of research collaborations. We are pleased with the team’s progress and look forward to continued success as we drive the program forward for Pfizer”.

About JAK 3

JAK3 is a tyrosine kinase that belongs to the Janus family of enzymes, and it is an important target for therapeutic interventions in the treatment of autoimmune disorders, inflammation, and organ transplant rejections. JAK3 expression seems to be limited to hematopoietic cells, and specific inhibitors of JAK3 could represent a new class of immunosuppressant drugs.

About Ligand Pharmaceuticals

Ligand discovers and develops new drugs that address critical unmet medical needs of patients with muscle wasting, frailty, hormone-related diseases, osteoporosis, inflammatory diseases, anemia, asthma, rheumatoid arthritis and psoriasis. Ligand’s proprietary drug discovery and development programs are based on advanced cell-based assays, gene-expression tools, ultra-high throughput screening and one of the world’s largest combinatorial chemical libraries. Ligand has strategic alliances with major pharmaceutical and biotechnology companies, including Bristol-Myers Squibb, Celgene, Cephalon, GlaxoSmithKline, Schering-Plough, Pfizer and Wyeth Pharmaceuticals (now Pfizer). With nine pharmaceutical agreements and more than 20 molecules in various stages of development, Ligand utilizes proprietary technologies for identifying drugs with novel receptor and enzyme drug targets.

Caution Regarding Forward-Looking Statements

This news release contains forward-looking statements by Ligand that involve risks and uncertainties and reflect Ligand’s judgment as of the date of this release. These statements include those regarding timing and results of clinical data for the JAK3 program, data analysis and evaluation of product candidates, the potential commercial market for JAK3 inhibitors, and plans for continued development of JAK3 inhibitors and related product candidates. Actual events or results may differ from Ligand’s expectations. For example, there can be no assurance that trials or evaluations of any product candidates will be favorable, that we will receive any milestone payments or royalties in the future, that JAK3 inhibitors or related product candidates will provide utility or benefits to patients, or that commercial development of any product candidates will be initiated. The failure to meet expectations with respect to any of the foregoing matters may reduce Ligand’s stock price. Additional information concerning risk factors affecting Ligand can be found in prior press releases available at www.ligand.com as well as in public periodic filings with the Securities and Exchange Commission, available via www.sec.gov. Ligand disclaims any intent or obligation to update these forward-looking statements beyond the date of this press release. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

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